Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Interim Consolidated Financial Statements
As of March 31, 2013 and 2012

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2013 and December 31, 2012

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

For the three-month periods ended March 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the three-month periods ended March 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended March 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2013 and 2012

Notes	03.31.2013	03.31.2012
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit before taxes		35,267	27,613
Non-controlling interest		729	(509)
Charges (credits) to income that do not represent cash flows:			
Depreciation and amortization	28	7,638	2,054
Credit risk provisions	25	24,561	16,200
Provisions and write-offs for assets received in lieu of payment		103	776
Provisions for contingencies		1,450	814
Adjustment to market value of investments and derivatives		5,652	(8,440)
Net interest and indexation income	21	(82,074)	(58,995)
Net fees and commission income	22	(22,577)	(13,226)
Net foreign exchange transactions	24	(7,297)	6,923
Changes in deferred tax assets and liabilities		(10,546)	1,367
Other (credits) charges that do not represent cash flows		(8,952)	(6,308)
Subtotal		**(56,046)**	**(31,731)**
Loans to customers and banks		506,968	(368,189)
Receivables from repurchase agreements and securities borrowing		(142,838)	9,472
Financial assets held for trading		(153,516)	5,531
Financial assets available for sale		208,303	166,742
Financial assets held to maturity		(13,094)	11,202
Other assets and liabilities		3,611	(5,589)
Savings accounts and time deposits		(1,139,631)	299,847
Current accounts and other demand deposits		206,717	(4,866)
Operations with resale agreements and securities lending		2,072	(17,782)
Dividends received from investments in other companies		592	17
Foreign borrowings obtained		644,383	268,268
Repayment of foreign borrowings		(587,327)	(187,589)
Increase (decrease) in other borrowings from financial institutions		1,550	(511)
Income taxes		(5,699)	(4,568)
Repayment of other borrowings		1,381	(957)
Net cash flows provided by (used in) operating activities		**(522,574)**	**139,297**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment		(3,552)	(2,820)
Sale of property, plant and equipment		2	-
Proceeds from sale of assets received in lieu of payment		2,695	264
Net cash flows used in investing activities		**(855)**	**(2,556)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt issued		475,446	262,784
Redemption of debt issued		(17,918)	(116,540)
Capital increase	20	292,501	-
Dividends paid	20	(60,040)	(122,849)
Net cash flows provided by financing activities		**689,989**	**23,395**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**166,560**	**160,136**
Cash and cash equivalents at beginning of year		733,020	534,341
Cash and cash equivalents at end of year	5	899,580	694,477
Net increase (decrease) in cash and cash equivalents		**166,560**	**160,136**

The attached notes 1-31 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 1 -  GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – The Bank and its Subsidiaries

CorpBanca

CorpBanca is a banking corporation incorporated under the laws of the Republic of Chile. The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, with parties ranging from individuals to large corporations, notwithstanding the Bank’s ability to broaden or restrict its sphere of action, without modifying its by-laws, based on legal provisions issued in the future.

i)	Our History

CorpBanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of neighbors in Concepción led by Mr. Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés e Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name was changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Mr. Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership in 1996, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009 by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander España during the first half of 2012, which is now called Banco CorpBanca Colombia S.A. (see Note 11 “Investments in Other Companies”, letter b) to these Consolidated Financial Statements).

The Bank also signed an agreement to acquire up to 100% of the shares of Helm Bank S.A. and all of its subsidiaries, as well as Helm Corredor de Seguros S.A., all operating in Colombia. After closing this deal, Helm Bank and Banco CorpBanca will merge to operate as one bank. This transaction is expected to be completed during the second quarter of 2013.

ii)	CorpBanca Today

CorpBanca—controlled by the Saieh Group with a 53.5% ownership interest—is a commercial bank headquartered in Chile that also has operations in the United States, Spain and Colombia. It has total consolidated assets of MCh$ $13,340,035 (MUS$ 28,269) and capital of MCh$ $1,274,782 (MUS$ 2,701). It offers universal banking products targeted towards both retail customers and large and medium-sized companies. The banking business is complemented by subsidiaries engaged in securities and insurance brokerage, trust services, asset management and financial advisory services. CorpBanca has been part of the Saieh Group since 1995, during which time it has performed exceptionally, helping it become Chile’s fourth largest private bank. Its market share in Chile grew 37 basis points during the twelve-month period ended February 2013, reaching 8.3%. For the twelve-month period ended March 2013, the Bank reported return on average equity (RoAE) of 13.3%—affected by an increase of nearly US$ 1.2 billion in its capital base over that period—and a Basel Index of 14.8%. This solvency enabled it to acquire Banco Santander Colombia in 2012 in a transaction that also involved the Santo Domingo Group, one of the most important economic groups in the Americas. For the three-year period 2012-2015, CorpBanca's strategy is based on consolidating the regional expansion process and taking full advantage of the benefits of belonging to a group that operates in different economic sectors within Latin America.

iii)	CorpBanca and Subsidiaries

CorpBanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “CorpBanca”) offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management in Chile and Colombia. The following section summarizes the history of its subsidiaries and/or branches in Chile and abroad:

Banco CorpBanca. The Parent Company is a diverse group of entities that are engaged in different activities. As a result, CorpBanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries.  The following section provides further information on the Bank’s subsidiaries and foreign branch:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CorpBanca Corredores de Bolsa S.A. This subsidiary was incorporated on January 27, 1993. It is engaged in securities brokerage transactions as a securities broker as stipulated in Law 18,045, article 24, notwithstanding complementary activities that the Superintendency of Securities and Insurance (SVS) authorizes for securities brokers. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 160 on May 11, 1993.

CorpBanca Administradora General de Fondos S.A. This subsidiary was incorporated on December 23, 1986, and completed on February 13, 1987, through public deeds granted before Santiago Notary Public Andrés Rubio Flores and through another public deed granted before Santiago Notary Public Aliro Velozo Muñoz on March 12, 1987. On March 20, 1987, through Ruling No. 034, the SVS approved the existence of that company, which later changed its name to the current name. It is engaged exclusively in managing mutual funds governed by D.L. No. 1,328 of 1976 (the Mutual Fund Law), investment funds governed by Law No. 18,815, foreign capital investment funds governed by Law 18,657, housing funds governed by Law 19,281 and any other type of fund that comes to be supervised by the SVS, and providing complementary services authorized by the SVS, all in the terms defined in article 220 of Law 18,045 (the Securities Market Law), as well as managing any other type of fund authorized by current or future law. As of the date of these financial statements, the subsidiary manages 27 mutual funds and two private investment funds.

CorpBanca Asesorías Financieras S.A. This subsidiary was incorporated on January 27, 1992 as a privately-held corporation. It provides financial advisory services that complement the banking business. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

CorpBanca Corredores de Seguros S.A. This subsidiary was incorporated on September 8, 1996, signed before Notary Public Kamel Saquel Zaror. The subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any national insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CorpLegal S.A. This subsidiary was incorporated on March 9, 2007, as a privately-held corporation. It is engaged in providing all types of professional advisory services on legal matters to CorpBanca, its subsidiaries and/or their customers related to transactions involving these parties. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

CorpBanca Agencia de Valores S.A. This subsidiary was incorporated on November 16, 2009, as recorded in a public deed granted before Gustavo Montero Marti, Acting Notary Public for the Forty-Eighth Notary of Santiago, José Musalem Saffie. It began operating on December 2, 2009. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 200 on February 23, 2010. It is engaged in securities brokerage transactions as a securities agent as stipulated in Law 18,045, article 24, and may also provide complementary activities that the SVS authorizes for securities agents.

CorpBanca New York Branch. This branch began operating on May 4, 2009, with a banking license issued by authorities from the State of New York. Its mission is to satisfy the international financial needs of the Bank’s customers with high service quality standards, personalized customer service and competitive, value-added products from the global financial headquarters. It is focused on commercial banking, providing banking services in the United States for customers of its parent company, CorpBanca, as well as providing working capital and financing to corporations in Latin America. The entity reports directly to its parent company.

SMU CORP S.A. This subsidiary was incorporated on September 2, 2009, as recorded in a public deed granted before Gustavo Montero Marti, Acting Notary Public for the Forty-Eighth Notary of Santiago, José Musalem Saffie. It began operating on March 31, 2010 and its capital was fully paid on October 10, 2010. It is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

Banco CorpBanca Colombia S.A. This subsidiary is a privately-held corporation, incorporated by public deed No. 721 of October 5, 1912. Its main headquarters are in the city of Bogota, D.C., Colombia. It is engaged in raising funds through checking account, demand and time deposits in order to provide loans. It may also enter into acts and make investments as legally authorized for banking establishments. CorpBanca Chile has a 94.94% ownership interest in this subsidiary.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CorpBanca Investment Valores Colombia S.A. Comisionista de Bolsa. This is a subsidiary of Banco CorpBanca Colombia S.A. with an ownership interest of 94.94% (since September 1997), which performs investment banking and securities brokerage activities, domiciled in Bogota.

CorpBanca Investment Trust Colombia S.A. trust company (subsidiary of Banco CorpBanca Colombia S.A. since June 2012 with a 94.5009% ownership interest), that is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts. In February 2013, CorpBanca Chile acquired a direct interest of 5.499% in this company.

These three institutions are regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.

Banco CorpBanca Colombia’s strategy focuses on: i) selective growth; ii) low risk and high provision coverage and iii) ample liquidity and adequate capitalization.  As of March 2013, its assets totaled MUS$ 5,268 and its loan portfolio was approximately MUS$ 3,990 (with 60% commercial loans and 40% retail loans). The entity has reported growing returns, posting annualized return on equity of 21.9% and a Basel Index of 13.1% as of January 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Accounting Periods Covered

These consolidated financial statements (hereinafter the “financial statements”) cover the periods ended March 31, 2013 and December 31, 2012, respectively.

b)	Basis of Preparation of the Consolidated Financial Statements

These financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, which coincide with international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB).  Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows.  These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34–Interim Financial Reporting.

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual consolidated financial statements, placing emphasis on the new activities, events and circumstances that have occurred during the three-month period following the most recent period-end and not duplicating the information published previously in the most recent consolidated financial statements.

As a result, these financial statements do not include all of the information required in the complete consolidated financial statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual consolidated financial statements of CorpBanca and subsidiaries for the immediately preceding year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

c)  Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (New York Branch and Controlled Entities and/or Subsidiaries) that participate in the consolidation as of March 31, 2013, and December 31, 2012, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

For consolidation purposes, the financial statements of the New York Branch have been converted to Chilean pesos at the exchange rate of Ch$471.89 per US$1 as of March 31, 2013 (Ch$479.16 per US$1 as of December 31, 2012). The Colombian subsidiaries have used the exchange rate of Ch$0.2584 per COP$1 (Ch$0.2711 per COP$1 as of December 31, 2012), in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 20.25%, 21.96%, 51.83% and 70.96% respectively, of the total assets, liabilities, income and expenses of consolidated operations1 as of March 31, 2013 (5.3%, 5.6%, 11.7% and 14.8% in 2012, respectively). Unrealized income and expenses from transactions with equity method investments are eliminated from the investment based on the entity's equity interest (as of March 31, 2013 and December 31, 2012, the Bank did not record any such transactions).
Controlled Entities and/or Subsidiaries

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it is a controller by assessing its control over the investee.

CorpBanca controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)           Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);
b)           Exposure, or rights, to variable returns from its involvement with the investee;
c)           The ability to use its power over the investee to affect the amount of the investor’s returns.

____________________________

1 The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 20.25%, 21.96%, 51.83% and 70.96% respectively, of the total assets, liabilities, income and expenses of consolidated operations1 as of March 31, 2013 (5.3%, 5.6%, 11.7% and 14.8% in 2012, respectively).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

In addition, third-party interests in the equity of CorpBanca and subsidiaries are presented as "Non-Controlling Interest" in the Consolidated Statement of Financial Position (equity of a subsidiary not directly or indirectly attributable to the controller). Its share of profit for the period is presented as “Consolidated Profit for the Period Attributable to Non-Controlling Interest” in the Consolidated Statement of Income for the Period.

The following table details the entities over which CorpBanca has the ability to exercise control:

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity's voting rights and is valued using the equity method.

The Bank analyzed the valuation method and decided not to use this method for banking support companies, based on the degree of significant influence exercised over these companies and not its ownership percentage (Note 11 “Investments in Other Companies”).

Investments in Other Companies

Investments in other companies are those in which the Bank does not have control or significant influence. These investments are presented in the table below at acquisition cost. See Note 11 to the consolidated financial statements for further information.

______________________________

2 Company regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
CorpBanca has control over these subsidiaries starting from May 2012. See Note 11 for more information.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Asset Management

CorpBanca and Subsidiaries manage assets maintained in common investment funds and other investment products on behalf of investors.  The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. As of March 31, 2013 and December 31, 2012, the Bank does not control or consolidate any funds. The assets managed by CorpBanca Administradora General de Fondos S.A. and CorpBanca Investment Trust Colombia S.A. that are owned by third parties are not included in the consolidated financial statements.

d)  Use of Estimates and Judgment

In preparing these financial statements, the Company’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period-end, and reported values of income and expenses during the period.  Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and accounting principles generally accepted in Chile require assets and liabilities to be recorded and/or disclosed at fair value.  Fair value is the amount at which an asset can be purchased or sold or the amount at which a liability can be incurred or settled in a current transaction between willing parties, other than forced liquidation or sale.  When market prices in active markets are available, they have been used as a valuation basis.  When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations.  In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity.  Increases in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.  Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans”.  Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 12 and 13)
•	Valuation of goodwill (Note 12)
•	Provisions
•	Credit risk provisions (Notes 8, 9 and 24)
•	Fair value of financial assets and liabilities
•	Contingencies and commitments (Note 19)
•	Impairment losses for certain assets (Notes 8, 9 and 27)
•	Fair value assets and liabilities
•	Current and deferred taxes

During the three-month period ended March 31, 2013, there have been no significant changes in the estimates made as of year-end 2012 that differ from those included in these consolidated financial statements.

e)	Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

f)	Uniformity

The accounting policies used in preparing these financial statements are consistent with the audited annual financial statements as of December 31, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

g)	New Accounting Pronouncements

i)	SBIF Rulings

As of the date of issuance of these consolidated financial statements, the following new accounting pronouncements have been issued by the SBIF:

On March 19, 2013, the SBIF issued Ruling No. 3548 in order to standardize the names used in Chapters C-1, C-2 and C-3 of the Compendium of Accounting Standards, based on the modifications to IAS 1. The following changes were introduced: In Chapters C-1 and C-2, the expressions “Statement of Income for the Period” and “Statement of Comprehensive Income for the Period” were substituted for “Statement of Income” and “Statement of Comprehensive Income”, respectively.

ii)	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a)	The following new standards and interpretations have been adopted in these financial statements.

New IFRS	Date of Mandatory Application
IFRS 10 Consolidated Financial Statements	Annual periods starting on or after January 1, 2013
IFRS 11 Joint Arrangements	Annual periods starting on or after January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	Annual periods starting on or after January 1, 2013
IAS 27 (2011) Separate Financial Statements	Annual periods starting on or after January 1, 2013
IAS 28 (2011) Investments in Associates and Joint Ventures	Annual periods starting on or after January 1, 2013
IFRS 13 Fair Value Measurement	Annual periods starting on or after January 1, 2013

Amendments to IFRS	Date of Mandatory Application
IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income	Annual periods starting on or after July 1, 2012
IAS 19 Employee Benefits (2011)	Annual periods starting on or after January 1, 2013
IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)	Annual periods starting on or after January 1, 2013
IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance	Annual periods starting on or after January 1, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

IFRS 10 Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. The objective of IFRS 10 is to have one sole basis of consolidation for all entities. Regardless of the nature of the investment, that basis is control. The definition of control includes three elements: power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and the possession of potential voting rights. An investor should reevaluate whether it controls an investment when there is a change in facts or circumstances. IFRS 10 replaces those sections of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirety. The mandatory date of application for IFRS 10 is January 1, 2013 and early adoption is permitted under certain circumstances.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRS 11 Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements, which replaces IAS 31, Interests in Joint Ventures and SIC-13 Jointly-Controlled Entities. IFRS 11 classifies joint arrangements as either joint operations (a combination of the existing concepts of jointly-controlled assets and jointly-controlled operations) or joint ventures (equivalent to the existing concept of a jointly-controlled entity). A joint operation is a joint arrangement where the parties that have joint control have rights to assets and obligations for liabilities. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method to account for interests in joint ventures, thus eliminating the proportional consolidation method. The mandatory date of application for IFRS 11 is January 1, 2013 and early adoption is permitted under certain circumstances.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRS 12 Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities, which requires greater disclosure related to interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to comply with those objectives.  An entity should disclose information that enables users of its financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and may require additional effort to gather necessary information. The mandatory date of application for IFRS 12 is January 1, 2013, but entities may incorporate any of the new disclosures in their financial statements before that date.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IAS 27 (2011) Separate Financial Statements

IAS 27, Consolidated and Separate Financial Statements was amended by the issuance of IFRS 10 but retains the current guidance for separate financial statements.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IAS 28 (2011) Investments in Associates and Joint Ventures

IAS 28, Investments in Associates and Joint Ventures was amended to reflect changes related to the issuance of IFRS 10 and IFRS 11.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRS 13 Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13, Fair Value Measurement, which establishes one sole source of guidance for fair value measurements under IFRS. This standard applies to both financial assets and non-financial assets measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price)”.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Amendment to IAS 1 Presentation of Financial Statements

On June 16, 2011, the IASB published Presentation of Items of Other Comprehensive Income (Amendments to IAS 1). The amendments retain the option of presenting a statement of income and a statement of comprehensive income as either one statement or two separate, consecutive statements. Items of other comprehensive income must be grouped by those that will be subsequently reclassified to profit and loss, and those that will not. Taxes on other comprehensive income must be allocated on the same basis. Measurement and recognition of items of profit and loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods that begin on or after July 1, 2012. Early adoption is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Amendment to IAS 19 Employee Benefits

On June 16, 2011, the IASB published amendments to IAS 19, Employee Benefits, which change the accounting for defined benefit plans and termination benefits. The amendments require recognition of changes in the defined benefit obligation and plan assets when these changes occur, eliminating the corridor approach and accelerating recognition of past service costs.

Changes in the defined benefit obligation and plan assets are separated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of net defined benefit liabilities (assets).

Net interest is calculated using a rate of return for high-quality corporate bonds. Net interest is calculated using a rate of return for high-quality corporate bonds. The amendments are effective for annual periods that begin on or after January 1, 2013, and early adoption is permitted. Retrospective application is required, with certain exceptions.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

Amendment to IFRS 7, Offsetting Financial Assets and Financial Liabilities

IFRS 7, Financial Instruments: Disclosures was amended to request information regarding all recognized financial instruments that are being offset in conformity with paragraph 42 of IAS 32, Financial Instruments: Presentation.
The amendments also require disclosure of information regarding recognized financial instruments that are subject to an enforceable master netting arrangement or a similar agreement, irrespective of whether they are set off in accordance with IAS 32. The IASB considers that these disclosures will enable financial statement users to evaluate the effect or the potential effect of agreements that allow offsetting, including offsetting rights related to financial assets and financial liabilities recognized by the entity in its statement of financial position. The amendments are effective for annual periods that begin on or after January 1, 2013, and early adoption is permitted.
The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments are intended to provide additional relief in applying IFRS 10, IFRS 11 and IFRS 12, by “limiting the requirement to provide adjusted comparative information to the immediately preceding period only”. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement of providing comparative information for periods before the immediately preceding period. The effective date of the amendments is the annual periods that begin on or after January 1, 2013, which is aligned with the effective dates of IFRS 10, 11 and 12.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the accounting policies for the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b)	The following new standards and interpretations have been issued but application is not yet mandatory:

New IFRS	Date of Mandatory Application
IFRS 9 Financial Instruments	Annual periods starting on or after January 01, 2015

Amendments to IFRS	Date of Mandatory Application
IAS 32 Financial Instruments: Disclosures – Clarification of Requirements for Offsetting Financial Assets and Financial Liabilities	Annual periods starting on or after January 01, 2014
Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements	Annual periods starting on or after January 01, 2014

IFRS 9 Financial Instruments

On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods that begin on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires all financial assets to be classified in their entirety based on the entity’s business model for managing financial assets and the characteristics of the contractual cash flows of the financial assets. Financial assets may be measured initially at amortized cost or fair value. Only financial assets that are classified as measured at amortized cost will be tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. This revised standard retains the requirements for classifying and measuring financial assets that were published in November 2009, but adds guidance on classifying and measuring financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on de-recognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first stage of the IASB’s project to replace IAS 39. The other stages (impairment and hedge accounting) have not yet been finalized.

The guidance included in IFRS 9 on classifying and measuring financial assets has not changed from that established in IAS 39. In other words, financial liabilities will continue to be measured at either amortized cost or fair value through profit and loss. The concept of bifurcating derivatives incorporated in a contract for a financial asset has also not changed. Financial liabilities held for trading will continue to be measured at fair value through profit and loss and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently existing in IAS 39.

Nevertheless, there are two differences with respect to IAS 39:

•	The presentation of the effects of changes in the fair value attributable to the credit risk of a liability; and

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transitional Disclosures (Amendments to IFRS 9), deferring the effective date of the 2009 and 2010 versions to annual periods that begin on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. Furthermore, the amendments also modify IFRS 7, Financial Instruments: Disclosures to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

The amendments are effective for annual periods that begin on or after January 1, 2015, and early adoption is permitted. The SBIF instructed reporting entities to not adopt this standard early but rather to adopt it beginning from its mandatory application date. Management is still in the process of evaluating the potential impact of these amendments.

Amendment to IAS 32 Financial Instruments: Presentation

In December 2011, the IASB amended the accounting and disclosure requirements related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 and IFRS 7.  These amendments are the result of the IASB and US Financial Accounting Standards Board (FASB) undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual or interim periods that begin on or after January 1, 2013 and the amendments to IAS 32 are effective for annual periods that begin on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that these amendments will be adopted in its financial statements for the periods beginning January 1, 2013 and 2014, respectively.

Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27), providing an exemption for the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities that meet the definition of an "investment entity", such as certain investment funds. In its place, such entities will measure their investments in subsidiaries at fair value through profit and loss in conformity with IFRS 9, Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

The amendments also require additional disclosure with respect to whether the entity is considered an investment entity, details on unconsolidated subsidiaries of the entity and the nature of the relationship and certain transactions between the investment entity and its subsidiaries. On the other hand, the amendments require an investment entity to account for its investment in a subsidiary in the same way in its consolidated and separate financial statements (or only to provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for annual periods that begin on or after January 1, 2014, and early adoption is permitted.

Management believes that these amendments will be adopted in its financial statements for the period that will begin on January 1, 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 2 -  ACCOUNTING CHANGES

During the three-month period ended March 31, 2013, no significant accounting changes have occurred that affect the presentation of these interim consolidated financial statements.

NOTE 3 -  RELEVANT EVENTS

As of March 31, 2013, the following relevant events affecting the operations of the Bank and its Subsidiaries or their financial statements have occurred:

CORPBANCA

a.	Board of Directors

•
At an Ordinary General Shareholders’ Meeting of CorpBanca held March 7, 2013, the shareholders elected the following individuals (9 directors and 2 alternates, as established by the Bank’s by-laws) to the Board of Directors:

Directors:

Jorge Andrés Saieh Guzmán
Gustavo Arriagada Morales	(Independent)
Hugo Verdegaal	(Independent)
José Luis Mardones Santander	(Independent)
Jorge Selume Zaror
Fernando Aguad Dagach
Francisco León Délano
Francisco Mobarec Asfura
Rafael Guilisasti Gana

Alternate Directors:

María Catalina Saieh Guzman
Ana Holuigue Barros

•
In an extraordinary meeting of the Board of Directors held March 12, 2013, the Board of Directors was officially established and the following individuals were elected Chairman, First Vice-Chairman and Second Vice-Chairman.

Jorge Andrés Saieh Guzman	Chairman
Fernando Aguad Dagach	First Vice-Chairman
Jorge Selume Zaror	Second Vice-Chairman

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b.	Sanctions and Warnings

The Bank has received no sanctions or warnings as of the date of these financial statements.

c.	Capital Increase

•
At an Extraordinary Meeting of the Board of CorpBanca held on January 15, 2013, the Board agreed to publicly communicate, as a material event, the agreement adopted in the meeting, in exercising the authority delegated to it in the Extraordinary General Shareholders’ Meetings held November 6, 2012. That agreement set at Ch$6.25 (six point two five Chilean pesos) the price of each of the 47,000,000,000 common shares with no par value that will be offered preferentially to shareholders and charged to the capital increase agreed upon in the aforementioned shareholders’ meeting.

Record is left that, as informed by public notice on January 4, 2013, in the newspaper La Tercera, the preferential option period will last 30 days from January 16, 2013 to February 14, 2013.

•
On January 16, 2013, CorpBanca informed that the 30 day preferential option period had begun for placing the 47,000,000,000 common shares with no par value at a price of Ch$6.25 per share. The period will last from January 16, 2013 to February 14, 2013.

•
On the same date, the Bank received notice from the shareholders Corpgroup Banking S.A., Compañía Inmobiliaria de Inversiones Saga Limitada and RCC Private Investment Fund by which they irrevocably waived their right to the preferential option to subscribe the 10,466,310,111 shares which they were entitled to subscribe as part of the issuance of 47,000,000,000 shares in conformity with the capital increase agreed upon in the Extraordinary Shareholders' Meeting held November 6, 2012, which were registered under No. 8/2012 in the SBIF Securities Registry.

•	On January 16, 2013, the Bank placed 12,015,233,260 shares through an auction on the Santiago Stock Exchange.

•
On February 7, 2013, IFC International Finance Corp, IFC Capitalization Fund, L.P, and IFC African, Latin America and Caribbean Fund, LP, all organizations belonging to the World Bank Group, subscribed and paid for a total of 16,998,586,200 shares issued by CorpBanca, as part of the aforementioned capital increase, for a total of MCh$ 106.241, making those entities shareholders of the Bank.

These shares are in addition to those announced by CorpBanca on the international road show, which culminated with the placement of 10,680,200,621 shares.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

d.	Profit Distribution

•	In a meeting of the Board of Directors of CorpBanca held February 15, 2013, the board agreed to publicly communicate, as material events, the following matters:

The Board agreed to convene an Ordinary General Shareholders’ Meeting on March 7, 2013, in order to conduct routine business, as well as, among other items, approve the Financial Statements and approve the Board’s proposal to distribute MCh$ 60,040 in earnings, representing 50% of 2012 profit for the year, which translates into a dividend of Ch$0.1764023878 per share to be distributed among all shares issued by the Bank.

If these dividends are approved, they will be paid once the shareholders’ meeting has been adjourned.

If the terms indicated above are approved, all shareholders registered in the Shareholders’ Registry at least five business days prior to the date of the Ordinary Shareholders’ Meeting (i.e. March 1, 2013) shall be entitled to receive dividends.3

e.	Issuance of Bank Bonds

•	On January 10, 2013, conditions were agreed for placing bonds on international markets, which will take place within the following five days.

•
On January 15, 2013, the Bank informed that it had placed five-year bonds on international markets totaling US$ 800,000,000, with payment due at maturity and interest payments of 3.125% per annum payable semi-annually in July and January of each year.

The bonds were registered with the Securities and Exchange Commission (”SEC”) in accordance with the U.S. Securities Act of 1933.

The Bank agreed to place the bonds with a return of 3.24% per year, equivalent to a spread of 245 annual basis points over the five-year US Treasury Rate.

As declared in the prospectus registered with the SEC, the net amount from the placement will be used by the Bank to increase loans in the market and finance other general corporate objectives.

______________________________

3 Note 20, letter a, number iv), Profit Distribution, shows the amount paid to shareholders.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA ASESORÍAS FINANCIERAS S.A.

a.	Board of Directors

On March 15, 2013, at the Twenty-Second Ordinary Shareholders’ Meeting, the following directors were elected to the Company’s Board of Directors: Fernando Massú Tare, José Francisco Sánchez Figueroa and Pablo de la Cerda Merino.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Adjustments to Mutual Fund Portfolios

Market Adjustment, Type 1 Fund, Corp Custodia.

In accordance with SVS Ruling No. 1,990 (Section II, letter a, regarding SVS Ruling No. 1,579), on January 8, 2013, adjustments were made to the portfolio of the mutual fund known as Corp Custodia, which is managed by this company, because there were deviations greater than 0.1% of the value of the portfolio over its valuation using market rates.

This situation involved a variation in the value of the units for the series issued for this mutual fund and their returns between the dates indicated in the table below:

b.	Liquidation of Corp Custodia Mutual Fund

As established in Exempt Resolution No. 049 from February 8, 2013, regarding the company's obligation in the process of liquidating the CORP CUSTODIA MUTUAL FUND, as well as the stages of this liquidation, CorpBanca Administradora General de Fondos S.A. informs its customers that it has taken the following steps:

•	On March 13, 2013, fund participants were informed by certified mail of the liquidation and its start date.

•	On March 13, 2013, a notice regarding the liquidation and its start date was published in the newspaper La Tercera.

•	Disposal of the fund assets in the shortest period possible began on March 28, 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Profit Distribution

On January 7, 2013, shareholders began to be paid for the capital reduction of MCh$36,285 agreed by shareholders at the Seventeenth Extraordinary General Shareholders’ Meeting held September 26, 2012. This did not result in changes to the proportion of each shareholder’s ownership interest.

b.	Board of Directors

On January 31, 2013, Chairman and Director Hugo Lavados Montes presented his voluntary letter of resignation, which became effective on that same date.

In an Extraordinary Directors’ Meeting held March 27, 2013, the Board accepted the resignation of Cristian Donoso Larraín, CEO. His resignation will take effect on April 30, 2013.
At the same meeting, Pablo Meyer Black was appointed CEO. He will take over on May 1, 2013, following compliance with all legal and regulatory requirements.

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Board of Directors

At the Sixteenth Ordinary General Shareholders’ Meeting held March 8, 2013, shareholders elected the following individuals to the Board of Directors: Andrés Covacevich Cornejo, Américo Becerra Morales, Francisco Guzman Bauza, Pablo de la Cerda Merino and Oscar Cerda Urrutia.

b.	Profit Distribution

At the Sixteenth Ordinary General Shareholders’ Meeting held March 8, 2013, shareholders agreed to distribute profits for the year 2012, which will be prorated among shareholders based on their ownership interests.

c.	Capital Increase

At the Extraordinary General Shareholders’ Meeting held on March 8, 2013, shareholders agreed to increase capital by MCh$ 5,764, by issuing 295,428,604 single-series shares with no par value, which were placed at a price of Ch$ 19.510 each and fully subscribed and paid in April 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA AGENCIA DE VALORES S.A.

This entity has no relevant events to report as of the date of these financial statements.

CORPLEGAL S.A.

a.	Board of Directors

In a meeting of the Board of Directors on January 23, 2013, Oscar Cerda Urrutia presented his resignation. Héctor Neira Torres was elected to replace him.

SMU CORP S.A.

a.	Board of Directors

On March 27, 2013, SMU Corp S.A. received a letter from Mr. Manuel José Concha Ureta, addressed to the Chairman of the Board, communicating his resignation from the position of Director, effective immediately.

b.	Capital Increase

At the Extraordinary General Shareholders’ Meeting held on March 12, 2013, shareholders agreed to increase capital from MCh$ 16,000, divided into 20,000 single-series shares with no par value, fully subscribed and paid, to MCh$ 19,040, divided into 23,800 shares.

This capital increase of MCh$ 3,040 will take place by issuing 3,800 shares with the same characteristics as the existing shares (i.e. nominative, common, single-series with no par value), which will be subscribed and paid over a period of two years from the date of this meeting as required by business needs.

BANCO CORPBANCA COLOMBIA S.A.

a.	Bond Issuance/Indebtedness

On February 7, 2013, two lines of subordinate bonds were placed in the Colombian market.  This transaction raised funds totaling MCOP$250,000 that will enable the bank to strengthen its capital base.  The issuance involved fifteen-year bonds for MCOP$146,000, placed at a rate of CPI+4%, and ten-year bonds for MCOP$104,000, placed at a rate of CPI + 3.89%.

b.	Profit Distribution

In March, shareholders of the companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

c.	Other

In March, Ruling No. 050 of November 30, 2012 takes effect, making it mandatory for entities supervised by the Colombian Financial Superintendency to value their investments using information provided by price suppliers.

During the year 2012, the Colombian Financial Superintendency issued the following regulations to be applied beginning in 2013:

•   Price Suppliers for Valuations. On November 30, 2012, Ruling 050 amended External Rulings 006, 033 and 039 from 2012, providing instructions on valuing investments using information provided by price suppliers.

•   Tax Reform (Law 1607 of December 26, 2012).

The following section details the main amendments to the Colombian tax system for 2013 and subsequent years, introduced by Law 1607 on December 26, 2012:

Income and Complementary Taxes.  The rate on taxable income for legal entities was lowered to 25% beginning January 1, 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Fair Income Tax (CREE)4.  The “fair income tax” is created starting January 1, 2013. This tax (at a rate of 8%) is calculated based on gross income obtained less non-taxable income, costs, deductions, exempt income and occasional gains.  For the years 2013, 2014 and 2015, the applicable rate is 9%.

Exoneration of Contributions. Legal entities that file Income and Complementary Taxes are exempt from paying employer contributions to the National Learning Service (SENA) and the Colombian Institute of Family Wellbeing (ICBF) for employees that make, on an individual basis, the equivalent of up to 10 minimum monthly wages. This exemption begins once the withholding system is implemented for collecting the CREE fair income tax (no later than July 1, 2013).

Accounting Standards. Solely for tax purposes, references to accounting standards contained in tax standards will continue in effect for four years following the adoption of IFRS. Consequently, during this period, the tax basis of items included in tax returns will remain unchanged. Likewise, tax treatment requirements for recording special tax situations will expire beginning on the date of application of the new accounting regulations.

Obligation for Corporate Groups to Report Consolidated Financial Statements. No later than June 30, 2013, duly registered economic and/or corporate groups must submit a digital copy of their consolidated financial statements to the National Tax and Customs Administration, together with their respective appendices.

_______________________________

4 Fair income tax, which replaces tax-related employer contributions currently paid by all companies with employees. This tax will be on income that may increase equity during the year or the tax year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 4 -  SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of the different business units, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8.

The Bank's commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its seven commercial segments based on market segmentation and the needs of its customers and commercial partners.  The seven commercial segments are: Commercial Banking (which includes the Large Companies, Corporate and Real Estate Division and the Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia.  The Bank manages these commercial segments using an information system on internal profitability.  The Bank has also included geographic disclosures on its operations in Colombia through the acquisition of Banco CorpBanca Colombia and Subsidiaries, as detailed above.  Management reviews its segments on the basis of gross operating margin and only uses average balances to evaluate performance and allocate resources.

Each commercial segment is described below:

Commercial Banking

•
The Large Companies, Corporate and Real Estate Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than MUS$ 30. It also includes companies from the real estate and financial industry sectors.

•
The Companies Division includes a wide range of financial products and services for companies with annual sales of less than MUS$ 30. The leasing and factoring departments have been included in this segment.

Retail Banking

•
Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

•	The Consumer Banking Division (Condell) offers, among other products, consumer loans, credit cards and mortgage loans to individuals with income between ThCh$100 and ThCh$600.

International and Treasury Division

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

This corresponds to operations and business conducted by Banco CorpBanca Colombia and Subsidiaries in that country. The main business here comes from Retail and SME Banking, Companies and Institutional Banking and the Treasury.

Segment reporting is determined by the Bank on the basis of the different business units, which are differentiated mainly by the risks and returns that affect them.

The Bank’s business activities are organized into the following four divisions: Commercial Banking (Retail, SME and Universities); Companies and Institutions; Global Wholesale Banking and Treasury.

Banco CorpBanca Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The characteristics of each segment are described below:

Commercial Banking

•
Retail. This division includes lower income customers with monthly incomes of less than ThUS$1, middle income customers with monthly incomes between ThUS$1 and ThUS$3, high income customers with monthly incomes between ThUS$3 and ThUS$14 and Preferential Banking for customers with monthly incomes greater than ThUS$14. This division has a wide range of products depending on the needs of each customer, including transactional banking products (checking accounts, savings accounts, debit cards, online services), loan products (consumer credit lines, credit cards, overdraft protection and revolving credit lines), savings and investment products (savings accounts for construction development, savings plans, time deposits, 180 investments, investment funds) and protection insurance.

•
SMEs. This division includes small and medium-sized companies with annual billing of less than MUS$8. This segment is comprised of micro-entrepreneurs with annual billing of less than ThUS$100, SMEs I General with annual billing of less than MUS$1, SME I Commerce and Business with annual billing between ThUS$ 100 and MUS$ 1 and SME II with annual billing between MUS$ 1 and MUS$ 8. A broad range of products is available from this division: Transactional and fee-based products (cash management, account management, confirming, merchant acquiring and insurance), loan products (working capital, capex, public resource development loans, revolving overdraft, credit cards and, soon, leasing), savings and investment products (checking accounts, savings accounts, investment and structured trust services) and specialized products (letters of credit, forwards, swaps and currency transactions).

•	Universities. This division includes public and private universities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Companies and Institutions

•	Companies. This consists of medium-sized companies with sales of less than MUS$ 67 and large companies with sales greater than MUS$ 67.

•
Institutions. This division includes public institutions (state companies and mixed public-private capital), private institutions (hospitals, clinics, educational institutions, religious orders, employee funds and NGOs) and financial institutions.

The Companies and Institutions Division offer a wide range of specialized financing products (legal currency, foreign currency, confirming and leasing) as well as cash products (payments and collections).

Global Wholesale Banking

The Global Banking & Markets and Corporate Divisions include customers engaged in international business as well as corporate and regional customers (including Chilean customers). This division also includes the Investment Banking and Infrastructure areas. It features a portfolio of specialized products tailored to the needs of its customers: M&A, credit markets, treasury, cash, comex, investment funds and infrastructure business. These customers have sales greater than MUS$ 111.

Treasury

This division has a customer desk responsible for conducting all treasury transactions with different banks, as well as money desks to profitably manage the entity's own positions. It also includes the Financial Management area, which is in charge of managing the entity’s liquidity, balance sheet positions and the allocation of transfer pricing for assets and liabilities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

1.    Geographic Information

The Group operates in three main geographic areas: Chile, Colombia and the United States.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The information presented in this note was prepared based on an analysis of:

a)	Profit and Loss:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b)         Assets and Liabilities

(*)	Loans net of provisions include loans and advances to banks as of March 31, 2013 and December 31, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Non-segmented assets and liabilities as of March 31, 2013 and December 31, 2012, are detailed as follows:

NOTE 5 -  CASH AND CASH EQUIVALENTS

a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

(1)	This corresponds to financial assets held for trading, financial assets available for sale and fixed income mutual funds maturing in less than three months from the date of acquisition.
(2)
This corresponds to receivables from repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Receivables from repurchase agreements and securities borrowing” in the Statement of Financial Position.

Funds in cash and deposits in the Chilean Central Bank are in response to monthly average matching regulations that the Bank must meet.

Items (1) and (2) are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b.  Transactions in the Course of Collection or Payment

Transactions in the course of collection or payment consist of transactions awaiting liquidation to increase or reduce funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 6 -  FINANCIAL ASSETS HELD FOR TRADING

Financial assets held for trading are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 7 -  OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES BORROWING/LENDING

a)
The Bank purchases financial instruments under agreements to resell them at a future date.  As of March 31, 2013 and December 31, 2012, instruments acquired with resale agreements are detailed as follows:

(*) As of March 31, 2013, purchases with resale agreements totaled MCh$ 46,257 (MCh$ 19,489 as of December 31, 2012), presented in Note 5 Cash and Cash Equivalents, as instruments maturing in less than three months from the date of acquisition.
The Bank also obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

As of March 31, 2013 and December 31, 2012, instruments sold with repurchase agreements are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012
NOTE 8 -  LOANS AND ADVANCES TO BANKS

As of March 31, 2013 and December 31, 2012, loans and advances to banks are detailed as follows:

Movements in provisions and impairment for loans with domestic and foreign banks during 2013 and 2012 are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

As of March 31, 2013		
	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2013	-	(178)	**(178)**
Charge-offs	-	-	-
Provisions established	-	(46)	**(46)**
Provisions released	-	18	**18**
Impairment	-	-	-
Impairment reversal	-	-	-
Exchange differences	-	2	**2**
Balances as of March 31, 2013	-	**(204)**	**(204)**

	As of December 31, 2012		
	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2012	(29)	(151)	**(180)**
Charge-offs	-	-	-
Provisions established		(83)	**(83)**
Provisions released	26	46	**72**
Impairment	-	-	
Exchange differences	3	10	**13**
Balances as of December 31, 2012	-	**(178)**	**(178)**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 9 -  LOANS TO CUSTOMERS, NET

a)	Loans to Customers, Net

As of March 31, 2013 and December 31, 2012, the loan portfolio is detailed as follows:

As of March 31, 2013	Gross Assets				Provisions			
	Normal Portfolio MCh$	Substandard Portfolio MCh$	Default Portfolio MCh$	Total MCh$	Individual MCh$	Group MCh$	Total MCh$	Net Assets MCh$
Commercial loans:								
Commercial loans	6,170,773	122,286	100,226	6,393,285	67,825	13,507	81,332	6,311,953
Foreign trade loans	392,565	26,160	17,471	436,196	15,793	202	15,995	420,201
Current account overdrafts	35,646	262	407	36,315	335	269	604	35,711
Factoring transactions	67,023	593	296	67,912	1,253	281	1,534	66,378
Lease transactions	296,378	30,661	11,710	338,749	2,017	430	2,447	336,302
Other loans and receivables	155,872	48	5,327	161,247	246	1,243	1,489	159,758
Subtotal	**7,118,257**	**180,010**	**135,437**	**7,433,704**	**87,469**	**15,932**	**103,401**	**7,330,303**
Mortgage loans:								
Mortgage finance bonds	79,420	-	3,723	83,143	-	356	356	82,787
Endorsable mortgage loans	202,492	-	8,634	211,126	-	2,034	2,034	209,092
Other mortgage loans	1,209,232	-	19,068	1,228,300	-	8,716	8,716	1,219,584
Lease transactions	-	-	60	60	-	3	3	57
Other loans and receivables	38,673	-	2,021	40,694	-	523	523	40,171
Subtotal	**1,529,817**	**-**	**33,506**	**1,563,323**	**-**	**11,632**	**11,632**	**1,551,691**
Consumer loans:								
Consumer installment loans	773,245	-	25,028	798,273	-	40,711	40,711	757,562
Current account overdrafts	32,737	-	461	33,198	-	734	734	32,464
Credit card debtors	145,415	-	3,354	148,769	-	6,716	6,716	142,053
Consumer lease transactions	701	-	22	723	-	4	4	719
Other loans and receivables	113,421	-	2,917	116,338	-	7,164	7,164	109,174
Subtotal	**1,065,519**	**-**	**31,782**	**1,097,301**	**-**	**55,329**	**55,329**	**1,041,972**
Total	**9,713,593**	**180,010**	**200,725**	**10,094,328**	**87,469**	**82,893**	**170,362**	**9,923,966**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

As of December 31, 2012	Gross Assets				Provisions			
	Normal Portfolio MCh$	Substandard Portfolio MCh$	Default Portfolio MCh$	Total MCh$	Individual MCh$	Group MCh$	Total MCh$	Net Assets MCh$
Commercial loans:								
Commercial loans	6,269,190	105,383	95,159	6,469,732	62,905	13,464	76,369	6,393,363
Foreign trade loans	380,666	34,602	9,556	424,824	14,180	203	14,383	410,441
Current account overdrafts	29,338	251	340	29,929	357	239	596	29,333
Factoring transactions	86,657	555	410	87,622	1,725	223	1,948	85,674
Lease transactions	300,446	30,530	10,318	341,294	2,902	374	3,276	338,018
Other loans and receivables	159,438	117	1,013	160,568	310	1,268	1,578	158,990
Subtotal	**7,225,735**	**171,438**	**116,796**	**7,513,969**	**82,379**	**15,771**	**98,150**	**7,415,819**
Mortgage loans:								
Mortgage finance bonds	83,165	-	4,046	87,211	-	340	340	86,871
Endorsable mortgage loans	207,886	-	8,741	216,627	-	2,099	2,099	214,528
Other mortgage loans	1,173,348	-	17,782	1,191,130	-	8,458	8,458	1,182,672
Lease transactions	-	-	61	61	-	3	3	58
Other loans and receivables	39,767	-	2,102	41,869	-	512	512	41,357
Subtotal	**1,504,166**	-	**32,732**	**1,536,898**	-	**11,412**	**11,412**	**1,525,486**
Consumer loans:								
Consumer installment loans	781,161	-	27,196	808,357	-	42,321	42,321	766,036
Current account overdrafts	29,172	-	467	29,639	-	780	780	28,859
Credit card debtors	157,897	-	3,255	161,152	-	7,118	7,118	154,034
Consumer lease transactions	769	-	13	782	-	5	5	777
Other loans and receivables	107,104	-	2,698	109,802	-	6,923	6,923	102,879
Subtotal	**1,076,103**	-	**33,629**	**1,109,732**	-	**57,147**	**57,147**	**1,052,585**
Total	**9,806,004**	**171,438**	**183,157**	**10,160,599**	**82,379**	**84,330**	**166,709**	**9,993,890**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012
b)         Provisions

Movements in credit risk provisions during the periods ended March 31, 2013 and December 31, 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 10 -  FINANCIAL ASSETS AVAILABLE FOR SALE AND HELD TO MATURITY

As of March 31, 2013 and December 31, 2012, the Bank records the following instruments as available for sale and held to maturity:

(*) As of March 31, 2013, instruments available for sale totaled MCh$ 233,587 (MCh$ 78,932 as of December 31, 2012), presented in Note 5 Cash and Cash Equivalents, as instruments maturing in less than three months from the date of acquisition.

Impairment

The Bank's portfolio of financial assets available for sale and held to maturity presented no impairment as of March 31, 2013 and December 31, 2012.

Within this context, all investments quoted on inactive markets that are classified as available for sale and held to maturity have been recorded at fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012
NOTE 11 -  INVESTMENTS IN OTHER COMPANIES

a)  Investments in Other Companies

The Bank’s investments in other companies as of March 31, 2013 and December 31, 2012 are detailed as follows:

(i)	This corresponds to investments in other companies made by the Bank's Colombian subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b)  Business Combination – Banco CorpBanca Chile and Banco CorpBanca Colombia

i. General Operating Aspects

CorpBanca, domiciled in Chile, acquired 91.93% of the shares with voting rights of Banco Santander Colombia S.A. (BSC), now Banco CorpBanca Colombia S.A. (BCC), domiciled in Colombia, on May 29 and June 22, 2012 (acquiring 51% and 40.93%, respectively, on each date). This company is engaged in raising funds through checking account, demand and time deposits in order to provide loans and carry out other activities authorized for banking establishments. It also has complementary businesses through its subsidiaries Santander Investment Valores S.A. Comisionista de Bolsa (now CorpBanca Investment Valores S.A. Comisionista de Bolsa), with a 94.94% interest, and Santander Investment Trust Colombia S.A. (now CorpBanca Investment Trust Colombia S.A.), a trust company, with a 94.5009% interest.

ii. Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of BCC as of the date of acquisition (May 29, 2012) was as follows:

Important Matters Regarding the Acquisition

i.
The fair values presented here were calculated on a provisional basis determined by professionals that were independent from CorpBanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. Accordingly, the Bank would like to point out the following considerations:

a)
If a business combination is accounted for incompletely, at the end of the accounting period in which the combination takes place the Group should report the provisional amounts of the incomplete items in its financial statements. During the measurement period, CorpBanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b)
This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. Control is defined as the power over the financial and operating policies of an entity with the purpose of profiting from its activities. Potential voting rights that are currently enforceable or convertible were considered when evaluating control.

c)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

✓	the fair value of the consideration transferred;
✓	the recoverable amount of any non-controlling interest in the acquiree, plus
✓	if the business combination is performed in phases, the fair value of the existing interests in the equity of the acquiree;
✓	less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

d)
Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

e)	The fair value of intangible assets and their respective deferred taxes (mainly customer relationships, licenses and other items) has been determined provisionally pending an independent valuation.

f)	As of the date of acquisition, a contingent liability with a fair value of MCh$ 2,868 was determined as a result of legal contingencies.

g)
As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCh$ 1,646,742 and their gross amount was MCh$ 1,626,284. None of these debtors are impaired and the Bank expects to collect the full amounts.

h)
The goodwill of MCh$ 205,076 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of BSC with CorpBanca and Subsidiaries. Goodwill was not expected to be tax deductible.

i)
If new information is obtained within a year from the date of acquisition regarding facts and circumstances that existed as of the acquisition date, amounts previously presented are adjusted or if there is any additional information as of the acquisition date, the acquisition accounting will be reviewed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

ii.	CorpBanca decided to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying the discounted cash flow method.

iii.
The acquisition-related transaction costs of MCh$ 246, mainly for external legal fees and due diligence costs, were charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

iv.	The total consideration transferred in the transaction was MCh$ 557,612.

v.
Both the goodwill arising from the acquisition of a foreign business (the case of BSC and other group entities) as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business.  This means that they should be expressed in the same functional currency of this company (the Colombian peso for BSC and other group companies) and will be converted at the closing exchange rate (COP to CLP exchange rate for parent company accounting purposes).

c)	Business Combination – Banco CorpBanca Colombia and CorpBanca Investment Trust Colombia

i.	General Operating Aspects

Banco CorpBanca Colombia, domiciled in Colombia, acquired 94.50% of the shares with voting rights of CorpBanca Investment Trust Colombia S.A. (CITRUST).

ii.	Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of CITRUST as of the date of acquisition (June 29, 2012) was as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

iii.	Important Matters Regarding the Acquisition

▪
   The fair values presented here were calculated on a provisional basis determined by professionals that were independent from CorpBanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. They took into account the same criteria described above for the business combination between CorpBanca Chile and CorpBanca Colombia.

▪	As of the date of acquisition, a contingent liability with a fair value of MCOP$ 286 (MCh$ 80) was determined as a result of legal contingencies.

▪
   As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCOP$ 17,183 (MCh$ 332). None of these debtors are impaired and the Bank expects to collect the full amounts.

▪
   The goodwill of MCOP$ 16,688 (MCh$ 4,691) recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of CITRUST. Goodwill was not expected to be tax deductible.

▪	The acquisition-related transaction costs, mainly legal fees and other external costs, were recognized by the parent company (CorpBanca Chile).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 12 -  INTANGIBLE ASSETS

a) As of March 31, 2013 and December 31, 2012, this account is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b) Movements of intangible assets as of March 31, 2013 and December 31, 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 13 -  PROPERTY, PLANT AND EQUIPMENT

a)   As of March 31, 2013 and December 31, 2012, this account is detailed as follows:

Item	As of March 31, 2013				
	Useful life (years) (1)	Remaining life (years)	Closing gross balance	Depreciation and impairment for the period	Closing net balance
			MCh$	MCh$	MCh$
Buildings and land	21	19	46,890	(912)	**45,978**
Equipment	5	3	7,908	(621)	**7,287**
Other	6	4	10,178	(613)	**9,565**
- Furnishings			2,578	(125)	2,453
- Leased assets			2,947	(152)	2,795
- Other			4,653	(336)	4,317
Total			**64,976**	**(2,146)**	**62,830**

Item	As of December 31, 2012				
	Useful life (years) (1)	Remaining life (years)	Closing gross balance	Depreciation and impairment for the period	Closing net balance
			MCh$	MCh$	MCh$
Buildings and land	21	20	50,822	(3,755)	**47,067**
Equipment	5	4	9,675	(1,851)	**7,824**
Other	6	5	**11,781**	**(1,586)**	**10,195**
- Furnishings			3,055	(480)	2,575
- Leased assets			2,250	(354)	1,896
- Other			6,476	(752)	5,724
Total			**72,278**	**(7,192)**	**65,086**

b)  Movements of property, plant and equipment as of March 31, 2013 and December 31, 2012, respectively, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 14 -  OTHER ASSETS

d)  As of March 31, 2013 and December 31, 2012, this account is detailed as follows:

(1)	Leases prepaid to SMU S.A. for ATM space. See Note 29, letter b) to these financial statements.

(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.

(4)	IT projects and other projects in progress.

(5)
Property, plant and equipment to be given under finance lease. This same account includes formerly leased assets now up for sale such as construction equipment, industrial equipment, computer equipment, real estate and transportation equipment. This property is available for sale, which is considered highly likely to occur. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was classified as property, plant and equipment available for sale and/or as a formerly leased asset held for sale.

(6)
Provisions for assets received in lieu of payment are recorded as indicated in Chapter B-5, number 3 of the Compendium of Accounting Standards, which involves recognizing a provision for the difference between the initial value plus any additions and price-level restatement and its realizable value when the former is greater.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

e)  Movements in the provision for assets received in lieu of payment for the periods ended March 31, 2013 and December 31, 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 15 -  DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of March 31, 2013 and December 31, 2012, this account is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 16 -      BORROWINGS FROM FINANCIAL INSTITUTIONS

As of March 31, 2013 and December 31, 2012, borrowings from financial institutions are detailed as follows:

As of March 31, 2013	As of December 31, 2012
	MCh$	MCh$
Loans from Chilean Financial Institutions		
Subtotal	-	-
Loans from Foreign Financial Institutions		
Bank of America	54,784	50,896
Bank of Montreal Toronto	2,368	23,958
Banco Del Estado	9,472	9,594
Banco Latinoamericano de Comercio Exterior SA	-	19,191
Bancoldex	38,798	46,920
Bank of New York	6,606	23,479
Bank of Nova Scotia	14,157	14,375
Banco de Bogota Miami Agency	-	9,606
Banco Latino Bladex	11,857	8,718
Banco de la Producción	7,128	-
OCBC Bank	7,078	7,187
Royal Bank of Scotland	9,438	21,562
Citibank N.A.	82,200	74,263
Commerzbank A.G.	66,284	60,947
Corporacion Andina de Fomento	21,786	22,774
Deutsche Bank USA	28,313	40,729
ING Bank N.V Amsterdam	11,335	10,474
HSBC England	-	4,797
JP Morgan Chase	28,316	15,815
Standard Chartered Bank	200,134	198,640
Standard Chartered Bank England	54,593	-
Sumitomo Mitsui	46,548	46,265
Toronto Dominion Bank	4,719	14,375
Taiwan Cooperative Bank Los Angeles Branch	14,224	-
The Bank of New York Mellon	11,810	-
The Bank of Tokio Mitsubushi UGJ Ltda	4,726	-
Wachovia Bank N.A.	18,473	24,024
Bladex Pamana	23,595	23,958
Mercantil Commercebank	-	19,312
Wells Fargo Bank	78,351	67,101
Swedbank	7,085	7,194
Banco Bogota Panama	4,719	4,792
Bancolombia	4,719	11,078
Banco Bogota - Miami	-	1,492
Other banks	52,042	86,005
Subtotal	**925,658**	**969,521**
Total	**925,658**	**969,521**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 17 -     DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of March 31, 2013 and December 31, 2012, this account is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The following tables provide further detail on each debt instrument as of March 31, 2013 and December 31, 2012:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 18 -  OTHER LIABILITIES

As of March 31, 2013 and December 31, 2012, this account is detailed as follows:

(1)
This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	This corresponds to a fair value adjustment of items hedged with fair value hedges.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 19 -  CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b)  Pending Litigation

b.1) CorpBanca

As of March 31, 2013 and December 31, 2012, the Bank has lawsuits pending related to loans and other matters, most of which, according to the Bank's Legal Services Division, present no risk of significant loss. Nevertheless, as of March 31, 2013, it has recorded provisions of MCh$ 133 (MCh$ 133 in 2012).

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Bank's General Counsel, as of March 31, 2013 and December 31, 2012, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank.  However, the company has initiated and/or is party to the following lawsuits and/or collections proceedings that could result in a loss for the Bank:

•
As of March 31, 2013, the company has conducted out-of-court collections procedures that did not result as expected. Consequently, it initiated court collections proceedings that, according to the General Counsel's office, could result in a loss for the Bank in the event that the amounts owed by customers are not recovered. As a result, the company has fully provisioned the amount of MCh$ 99 in its financial statements.

•
Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company's opinion, improperly) Time Deposit No. 00243145 for MCh$ 43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company's opinion, improperly) Time Deposit No. 00243145 for MCh$ 43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti.

b.3) Other Companies Included in Consolidation

As of March 31, 2013 and December 31, 2012, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank:

• CorpBanca Administradora General de Fondos S.A.
• CorpBanca Asesorías Financieras S.A.
• CorpBanca Corredores de Seguros S.A.
• CorpLegal S.A.
• CorpBanca Agencia de Valores S.A.
• CorpBanca New York Branch.
• SMU CORP S.A.
• Banco CorpBanca Colombia and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

c)  Contingent Loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

d)  Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The subsidiary CorpBanca Agencia de Valores S.A. presents the following information regarding securities in custody:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

These two subsidiaries provide custody services in accordance with SVS Ruling No. 1962 of January 19, 2010, segmenting custody services to unrelated third parties and related parties as follows: a) Custody not subject to management, b) Portfolio management and c) Voluntary pension savings (APV) management. Amounts are also segmented into domestic and foreign as well as by type of instrument: Variable Income Instruments (VII), Fixed Income Instruments (FII), Financial Brokerage Instruments (FBI) and others, including the percentage maintained in the Central Securities Deposit (CSD).

e)  Guarantees Granted

e.1) CorpBanca

Assets provided as guarantees:

e.2) CorpBanca Corredores de Bolsa S.A.

Direct Commitments. As of March 31, 2013 and December 31, 2012, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations.  As of March 31, 2013 and December 31, 2012, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of March 31, 2013 and December 31, 2012, the Company has not granted any personal guarantees.

Operating Guarantees

In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing April 22, 2014, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the depositary and custody institution.

On September 29, 2012, an employee dishonesty insurance policy with US$ 10,000,000 in coverage from CHUBB de CHILE Compañía de Seguros Generales originally expiring September 29, 2012, was extended. The new policy matured September 29, 2013 and its direct beneficiary was CorpBanca Corredores de Bolsa S.A.

 The Company has shares in the stock exchanges to guarantee simultaneous operations for a total of MCh$ 20,100 (MCh$ 10,489 in March 2012), which was complemented in March 2013 with MCh$ 466 in fixed income instruments and MCh$ 60 in cash.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

It has established guarantees for US$ 100,000 equivalent to MCh$ 48 and US$ 30,137.69 equivalent to MCh$ 14 (US$ 100,000 equivalent to MCh$ 49 and US$ 30,137.69 equivalent to MCh$ 15 in March 2012) to guarantee transactions with foreign traders.

The Company has fixed income instruments in the Santiago Stock Exchange to guarantee transactions in the Securities Clearing House that totaled MCh$ 6,911 in March 2013 plus MCh$ 95 in cash (MCh$ 5,750 in March 2012).

e.3) CorpBanca Agencia de Valores

Direct Commitments. As of March 31, 2013 and December 31, 2012, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations.  As of March 31, 2013 and December 31, 2012, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of March 31, 2013 and December 31, 2012, the Company has not granted any personal guarantees.

Operating Guarantees
In compliance with article 30 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 maturing December 1, 2013 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating CorpBanca as the depositary and custody institution.

On September 1, 2011, the Company established an additional guarantee of UF 24,000 maturing June 30, 2012 through Mapfre Garantía y Crédito S.A. Compañía de Seguros, designating CorpBanca as the depositary and custody institution.  In addition, during the month of March, the Company expanded the amount of that policy by UF 15,000, giving a total of UF 39,000.  On June 30, 2012, the Company renewed this additional policy for UF 39,000 from Mapfre Garantía y Crédito S.A. and expanded it to UF 54,000 maturing June 30, 2013, designating CorpBanca as the depositary and custody institution.

e.4) Other Companies Included in Consolidation

As of March 31, 2013 and December 31, 2012, the following companies have not granted any guarantees that must be disclosed in these financial statements:

• CorpBanca Administradora General de Fondos S.A.
• CorpBanca Asesorías Financieras S.A.
• CorpBanca Corredores de Seguros S.A.
• CorpLegal S.A.
• CorpBanca New York Branch.
• SMU CORP S.A.
• Banco CorpBanca Colombia and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

f) Other Obligations

f.1) CorpBanca

•
The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service.  As of March 31, 2013 and December 31, 2012, the Bank has not transferred any customs duties obligations to its customers.

As of March 31, 2013, lease agreements for assets that have not been delivered amount to MCh$ 83,115 (MCh$ 59,753 in December 2012).

f.2) CorpBanca Corredores de Seguros

·
In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company has contracted the following policies through Consorcio Nacional de Seguros S.A.:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

f.3) CorpBanca Administradora General de Fondos S.A.

•
As of March 31, 2013 and 2012, this subsidiary has no direct or indirect commitments or contingencies for lawsuits or other legal actions. This subsidiary does not have any management restrictions or financial ratio covenants arising from contracts or agreements to which it is party.

•
On January 25, 2013, CorpBanca Administradora General de Fondos S.A. issued a bank guarantee to guarantee capital in favor of the beneficiaries of the Private Investment Fund Corp Inmobiliario I to be exclusively used in accordance with articles 226 and 227 of Law 18,045. The guarantee is for UF 10,000.0000 (equivalent in pesos to MCh$ 228) and it expires on January 10, 2014.

•
On January 24, 2013, CorpBanca Administradora General de Fondos S.A. issued a bank guarantee to guarantee capital in favor of the beneficiaries of the Private Investment Fund Corp Inmobiliario II to be exclusively used in accordance with articles 226 and 227 of Law 18,045. The guarantee is for UF 10,000 (equivalent in pesos to MCh$ 228) and it expires on January 10, 2014.

•
On October 9, 2012, this subsidiary issued a bank guarantee from Banco Santander to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees, expiring March 31, 2016. The amount of the guarantee is UF 15,000, equivalent in pesos to the total in UF as of the date of payment and without interest in favor of the Chilean Development Corporation, Taxpayer ID 60,706,000-2.

•
On September 29, 2012, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Chubb de Chile Compañía de Seguros Generales S.A., maturing September 29, 2013.  The amount of the policy is US$ 10,000,000.

f.4) Other Companies Included in Consolidation

As of March 31, 2013 and December 31, 2012, the following companies have no other obligations that must be disclosed in these financial statements:

• CorpBanca Corredores de Bolsa S.A.
• CorpBanca Asesorías Financieras S.A.
• CorpLegal S.A.
• CorpBanca New York Branch.
• SMU CORP S.A.
• Banco CorpBanca Colombia and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

g) Other

CorpBanca Corredores de Bolsa S.A.

During the three-month period ended March 31, 2013, this subsidiary has not been subject to any sanctions.

As of December 31, 2012, the subsidiary and/or its Chief Executive Officer received the following sanctions:

a.
The subsidiary and its Chief Executive Officer were sanctioned via Exempt Resolution No. 352 of September 10, 2012, for violation of NCG No. 12; Ruling No. 1,819 second paragraph number 2; the Santiago Stock Exchange’s Brokers’ Rights and Obligations Manual; Ruling No. 1,920 of 2009 and Internal Communication No. 10,659 of the Santiago Stock Exchange, mainly for not maintaining up-to-date client records, not retaining copies of ID cards for some clients, having incomplete records and other matters. No court or administrative motion was filed against this resolution.

b.
The subsidiary was sanctioned by the SVS via Exempt Resolution No. 461 of December 14, 2012, (notified on December 20, 2012) for violation of the first paragraph of article 33 of the Securities Market Law in relation to article 188 of the Santiago Stock Exchange Regulations for not having client consent to annul a stock purchase in the Santiago Stock Exchange for MCh$ 4. No court or administrative motion was filed against this resolution.

c.
The subsidiary was sanctioned by the Santiago Stock Exchange Good Practices Committee via a resolution issued December 17, 2012 (notified on December 19, 2012) in case number 58/12 filed by Alejandro Hernández Ureta for a two-day delay in reinstating a balance of MCh$ 1 in favor of the client.  No court or administrative motion was filed against this resolution.

During the same period, the Board of Directors has not been sanctioned by any regulatory entities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 20 -  EQUITY

a.  Movements in capital accounts and reserves (attributable to Bank shareholders)

As of March 31, 2013 and December 31, 2012, the Bank’s paid capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

i.	Purchases and Sales of Bank Shares

A of March 31, 2013 and December 31, 2012, there were no purchase or sale transactions by the Bank involving its own shares.

ii.	Subscribed and Paid Shares

2013

In an Extraordinary Meeting of the Board of Directors (January 15, 2013), the Board made the following agreements related to the Extraordinary Shareholders’ Meeting of CorpBanca held November 6, 2012:

•	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

•	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

•
To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

2012

•
In an Extraordinary General Shareholders’ Meeting (hereinafter EGSM) held April 10, shareholders agreed to the following: a) To render null and void the unplaced portion of the capital increase (agreed by shareholders on January 27, 2011), reducing the Bank's capital to 250,358,194,234 common shares and b) To increase the Bank's share capital of MCh$507,108, divided into 250,358,194,234 fully subscribed and paid common shares, by issuing 48,000,000,000 new common shares with no par value.

•
 At an Extraordinary Meeting of the Board of Directors (May 10), in exercising the authority delegated to it at the EGSM (April 10), the Board agreed to set the price of each of the 43,000,000,000 common shares, with no par value, to be preferentially offered to shareholders at $6.25, initiating the preferential option period on May 11.

•
 As of May 22, charged to the capital increase referred to above, 15,633,600,000 shares have been subscribed and paid, corresponding to MCh$ 97,712, which is approximately equivalent to MUS$ 200 (MUS$ 100 by Grupo Santo Domingo and MUS$ 100 by related companies of the Corp Group, the controller of CorpBanca). CorpBanca’s controller informed the Bank that within 12 days of that date and once the corresponding authorizations have been issued by the respective regulators, it will subscribe and pay for additional shares equivalent to approximately MUS$148.

•
At an EGSM held November 6, 2012, the following was agreed: a) To render null and void the unplaced portion of the capital increase agreed at the aforementioned EGSM on April 10), reducing the Bank's capital to 293,358,194,234 common shares, b) To increase the Bank's share capital of Ch$638,234,417,559, divided into 293,358,194,234 fully subscribed and paid common shares, by issuing 47,000,000,000 new common shares with no par value.

•	In short, during 2012, a total of MCh$ 267,538 was paid for 43,000,000,000 shares.

iii.	Profit Distribution

2013

•
Regarding 2012 profit, at the Ordinary General Shareholders’ Meeting held on March 7, 2013, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

2012

•	Regarding 2011 profit, at the Ordinary General Shareholders’ Meeting held on February 28, 2012, shareholders agreed to distribute MCh$ 122,849 in earnings, representing 100% of profit for the year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b.  Main Shareholders

For the periods ended March 31, 2013 and December 31, 2012, the Bank's main shareholders were:

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(3) With the shares in custody described in (1) above, Compañía Inmobiliaria y de Inversiones SAGA Limitada has a 5.49341% interest.

(3) This includes other related companies from the Saieh Group with a 0.0012% interest.

(*) In short, the Saieh Group has a 53.45668% interest in CorpBanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

(1) Includes 500,000,000 shares in custody that are owned by Corp Group Banking S.A.

(2) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 730,400,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(3) With the shares in custody described in (1) and (2) above, Corp Group Banking S.A. has a 45.86786% interest while Compañía Inmobiliaria y de Inversiones SAGA Limitada has a 7.79343% interest.

(4) This includes other related companies from the Saieh Group with a 0.27044% interest.

(*) In short, the Saieh Group has a 60.90565% interest in CorpBanca and Subsidiaries.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

c.  Dividends

Dividends distributed by the entity are detailed as follows:

d.  Diluted and Basic Earnings

As of March 31, 2013 and December 31, 2012, the Bank’s diluted and basic earnings are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

e.  Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The following tables present movements in equity and income taxes for the periods ended March 31, 2013 and December 31, 2012:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

f.  Non-Controlling Interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 21 -  INTEREST AND INDEXATION INCOME AND EXPENSES

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 22 -  FEE AND COMMISSION INCOME AND EXPENSES

Fee and commission income and expenses contained in the Statement of Income consist of the following concepts:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 23 -  NET FINANCIAL OPERATING INCOME

The net financial operating income contained in the Statement of Income consists of the following concepts:

NOTE 24 -  NET FOREIGN EXCHANGE TRANSACTIONS

Net foreign exchange transactions are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 25 -  CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the periods ended March 31, 2013 and 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 26 -  PERSONNEL EXPENSES

Personnel expenses for the periods ended March 31, 2013 and 2012, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 27 -  ADMINISTRATIVE EXPENSES

As of March 31, 2013 and 2012, administrative expenses are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 28 -  DEPRECIATION, AMORTIZATION AND IMPAIRMENT

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 29 -  RELATED PARTY TRANSACTIONS

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

a.  Loans to Related Parties

As of March 31, 2013 and 2012, and December 31, 2012, loans to related parties are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b.  Other Related Party Transactions

For the periods ended March 31, 2013 and 2012, and December 31, 2012, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

c.      Other Related Party Transactions

As of March 31, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 30 -  RISK MANAGEMENT

1.	Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

1.1	Credit Risk

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank's portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

- Loan policies.
- Loan approval processes.
- Sound risk culture that is consistent with the Bank's strategy.
- Regulatory and preventative outlook on risk.
- Human resources with considerable expertise in loan-related decision making.
- Active participation from Credit Risk Management in the approval process, using a market segmented structure.
- Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.
- Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.
- The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.  The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

Normal Portfolio
Special Observation Portfolio
Default Portfolio
Normal Portfolio

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The risk involved is reviewed at the following times:

- For each loan proposal upon initial granting, renewals and for special transactions.
- When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.
- Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.
- Through a monthly sample provided by the warning system.
- Through periodic review by diverse centers of responsibility.

Watch List

To safeguard the quality of the loan portfolio, the Bank has established a watch list with debtors classified into one of the following portfolios based on the type of problem affecting them:

- Special Observation Portfolio
- Default Portfolio

Special Observation Portfolio

Loans in this category do not necessarily present expected losses for the Bank.

An asset under special observation (SO) presents weaknesses that can correct themselves and, thus, require special attention from the Commercial Area and control and active monitoring from the Rating and Asset Control Division.

The SO portfolio is managed by the Commercial Areas. These areas must comply with action plans established by the Special Observation Committee.

The SO portfolio is also reviewed by the Special Observation Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:

	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months	V4	Monitor
Every 2 months	V5	Structured Exit
If the loan remains unpaid.

The Committee reviews all debtors under special observation with debt greater than or equal to MCh$ 50.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Special Observation Committee.

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings equal to or less than 7 and all customers that have defaulted on any loan regardless of their rating should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is periodically reviewed by a committee consisting of the CEO, Companies Risk Division Manager, Normalization Division Manager, Normalization Deputy Manager and the Rating and Asset Control Division Manager.

Analysts from the Rating and Asset Control Division review the portfolio by analyzing information provided by the Normalization Division in the Debtor Rating Sheet.

Derivative Instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties.  Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments.  This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations.  In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet: These include cosignatories and sureties, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfil its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment.  However, the likely amount of the loss is less than the unused total of the commitment.  The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards.  The following table summarizes financial assets by credit quality:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

1.2  Market Risk

a.  Financial Risk

Financial risk, in the broadest of terms, represents any possibility of an event occurring that has negative financial consequences for the institution. In this section, we will focus on market risk and liquidity risk. Market risk manifests itself through economic loss caused by adverse movements in the prices of financial assets/liabilities (e.g. exchange rates, interest rates, commodities prices, etc.) that comprise the structure of the balance sheet. Liquidity risk refers to the Bank’s capacity to pay its obligations when they become due.

Market Risk:

Interest Rates

Risk of losses due to adverse movements in the structure of interest rates over time. This arises from upward or downward movements in the risk-free yield curve, either parallel or not. These movements have an impact on both short-term and long-term earnings.

Spread

Risk of losses related to adverse movements in spreads that exist in the yield of different financial assets and liabilities. These may reflect particular liquidity conditions of assets, impairment of credit conditions and/or specific prepayment clauses, the exercise of which can impair the capacity to generate a future margin.

Foreign Exchange Rates

Risk of losses due to adverse movements in exchange rates. This risk arises from financial mismatches between assets and liabilities (both on and off-balance sheet).

Optionality

Risk of financial loss from explicit or implicit options positions in the balance sheet either purchased or delivered such as those contained in mortgage and student loans.

Liquidity Risk

Liquidity risk refers to the Bank’s capacity to pay its obligations when they become due.

This risk corresponds to the inability to:

•      Comply in a timely manner with contractual obligations
•      Liquidate positions without significant losses arising from abnormal transaction volumes
•      Avoid regulatory fines for failing to comply with regulatory ratios
•      Competitively finance commercial and treasury activities

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The Bank is exposed on a daily basis to cash funding requirements from checking account withdrawals, time deposit payments, guarantee payments, derivative transaction disbursements, etc.  As is standard for the banking industry, the Bank does not maintain cash funds to cover the full balance of these positions as experience shows that only a small amount of these funds will be withdrawn, which can be expected with a high degree of certainty.

The Bank has limits on a minimum portion of liquid assets that allows it to meet its obligations within the next 30 days.

The Bank must also comply with regulatory limits for maturity mismatches.

Those limits affect the mismatches between the Bank’s future cash inflows and outflows considered individually, which are:

(i)      mismatches of up to 30 days for all currencies up to one time basic capital;
(ii)     mismatches of up to 30 days for foreign currencies up to one time basic capital; and
(iii)    mismatches of up to 90 days for all currencies up to two times basic capital.

Considering the nature of its operations, the Bank adopts the adjusted methodology for the purposes of measuring its mismatches and complying with regulatory limits.  That methodology allows a portion of demand deposits, time deposits and savings accounts for retail customers to be included in the measurement of mismatches.  Although, contractually speaking, they can be withdrawn at any time, they tend to be left in the Bank for relatively long periods of time and the Bank can estimate this behavior with sufficient reliability.

The Bank is exposed to the effects of the volatility of exchange rates in which its financial positions or cash flows are expressed or to which they are indexed.  The Board of Directors establishes limits for levels of net exposure for currencies and total positions during the day and at close, which are monitored on a daily basis.

Subsidiaries maintain a liquid asset base that enables them to meet their obligations. The nature of each of these vehicles makes it necessary to determine and control each of these internal ratios in a particular way:

For the securities brokerage subsidiary:

(i)       Seven-day liquidity coverage ratio should be >1
(ii)      Fifteen-day liquidity coverage ratio should be >1
(iii)     Thirty-day liquidity coverage ratio should be >1

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

For the New York Branch:

(i)    Three-day liquidity coverage ratio should be >1
(ii)    30 day mismatch < 1 time capital plus the Bank’s committed line.
(iii)    90 day mismatch < 2 times capital plus the Bank’s committed line.

For SMU: Three-day liquidity coverage ratio should be >1

The risks described above can be grouped into two categories:

Endogenous: Risk situations derived from controllable corporate decisions.

▪ High illiquidity from a reduced liquid asset base or significant asset/liability mismatches

Undiversified or highly concentrated financial and commercial assets in terms of issuers, maturities and risk factors.

▪ Deficient handling of securities, cash flow or loan hedges in terms of the effectiveness of the hedge, the correlation of changes in value, the sensitivity ratios of the hedged item and the derivative, among others.

▪ Adverse corporate reputational effects that result in non-competitive access to funding or a lack of funding.

Exogenous: Risk situations stemming from uncontrollable events in the financial markets.

•      Extreme movements or unexpected market corrections

•      Regulatory changes, intervention from monetary authorities, among others.

b.  Financial Risk Management Principles

CorpBanca and its subsidiaries have established a set of corporate principles that ensure proper financial risk management:

•      CorpBanca and its subsidiaries manage their own portfolios in accordance with corporate risk tolerance levels, liquidity standards, expected returns and annual plans.

•      Business is conducted in line with established policies, appropriate limits, guidelines for conduct, procedure controls and clearly defined delegation of decision-making authority, in compliance with local laws and regulations.

•      Bank-owned or third-party investment portfolios are managed consistently with management's definitions, avoiding concentrations of risk that could adversely affect revenue or equity positions.

•      The organizational structure of CorpBanca and Subsidiaries ensures an effective segregation of duties so that investment, monitoring, accounting and risk measurement and management are performed and reported independently.

•      The objective of market risk management is to identify, measure and manage the risk-return ratio within established risk tolerance limits, ensuring that these activities are carried out with the appropriate safeguards.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

•      CorpBanca and its subsidiaries periodically monitor their exposure to extreme market fluctuations and use those results to establish and revise risk policies and limits for their portfolios.

•      Each business area is responsible for managing their position within the approved limits.  In the event that any limits are breached in terms of amount, terms and/or conditions, explanations must be provided to the CEO and Board of Directors.

•      Products and their limits are subject to approval by the Board of Directors. Limits must be reviewed at least annually.

•      CorpBanca and its subsidiaries may invest in new products and participate in new markets only after a complete assessment to determine whether the activity falls within the tolerated risk levels and supports corporate objectives and business plans, and only after appropriate controls and limits have been established for the activity.

•      Stipulated limits, terms and conditions are monitored daily by areas other than both the area that established them and the areas that manage the portfolios. Excesses must be reported no later than the following day.

•      The models used to present financial reports or measure risk are independently verified and approved.

c.    Organizational Structure and Corporate Governance

Board of Directors and A&L Committee

The Group has a modern financial institutional structure, which connects the function of the Board of Directors to the various specialized investment committees that make financial decisions.

The Board of Directors is responsible for financial management policies and for broadly assuring compliance with internal policies and external regulations in response to shareholders.

This mission has been partially delegated to the Assets and Liabilities Committee (A&L Committee), which is divided into 2 subcommittees that deal with commercial and financial matters. This committee is charged with approving the strategies that guide the composition of the Bank’s assets and liabilities, cash inflows and outflows and transactions with financial instruments. This Committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the Board of Directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Company and the results obtained.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The Bank’s financial institutional structure also includes specialized financial strategy committees. These committees are responsible for the daily and weekly monitoring of the core scenario (monetary policy interest rate, liquidity premiums, inflation, etc.), balancing risk and executing strategies. These committees are: the Daily Committee, the Balance Sheet Committee, the Liquidity Committee, the Proprietary Positions Committee and the Customer Committee.

Finance and International Division and Treasury Division

The Finance and International Division is responsible for both providing its own funds and supplying resources to commercial areas, guaranteeing a sound funding structure and liquidity position. The Treasury Division must also generate its own revenue by developing financial solutions for customers throughout the Bank’s different segments using treasury and foreign trade products.

CorpBanca has structured diverse specialized interdisciplinary units for making investment and funding decisions. These units serve not only to support the Bank's commercial areas but also are profitable business units in themselves that complement the traditional banking business: Balance Sheet Management, Long-term Portfolio and Trading Activities.

Balance Sheet Management

The Bank has a unit responsible for managing liquidity—within the Finance and International Division—that is charged with efficiently managing asset and liability mismatches, ensuring ongoing, competitive funding of assets as well as timely payment of obligations and compliance with regulatory margins at all times.

The Bank also has a unit responsible for balance sheet management that is charged with efficiently managing the Bank’s balance sheet, ensuring sustainable financial margins are generated by managing inflation and interest rate risk.

The Bank’s assets are comprised of mortgage loans (mainly at fixed rates), commercial loans, consumer loans (including overdraft lines and credit cards) and student loans.

The Bank’s liability structure includes mainly demand deposits and time deposits for retail and wholesale customers, the majority of which mature in less than one year. The liability structure also includes a portion of long-term senior and subordinated notes.

The Bank manages its balance sheet in order to maximize its net interest and indexation revenue, maintaining a portion of interest-free demand deposits and short-term time deposits, granting loans for longer periods that thus enable the Bank to take advantage of the slope of the yield curve within a financial risk management framework previously defined by senior management.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Long-term Portfolio Management

The Bank has a unit responsible for managing non-derivative financial instruments to take advantage of differentials on the yield curve and/or movements in rate structures that provide capital gains. The use of derivative instruments in this portfolio arises solely and exclusively for hedge reasons (economic or accounting) or to take advantage of premiums between the debt market and the derivative market.

Trading/Customer Activities

The Bank has a Trading Area responsible for actively trading highly liquid instruments, whether Central Bank, bank and/or corporate notes, derived from interest and/or exchange rates. This area is charged with identifying profitable opportunities on a short-term horizon, taking advantage of temporary price differences in bonds and differentials in the yield curve (base and spreads).

The Trading Area is also responsible for managing financial risks derived from operations with customers as a result of bond pricing differences / misalignments that result in better financing opportunities for our customers.

Managing Financial Risk

The Bank has a Financial Risk Division, which reports to the CFO, whose main function is to identify, measure and control financial risks, informing upper management on an ongoing basis of risk profiles and anticipating situations that can compromise the Bank's equity situation in the short, medium and long term.

The Financial Risk Division is responsible for ensuring regulatory and internal compliance in financial risk matters, implementing standards and recommendations issued by our regulators and the good practices provided by the Basel Committee.

The Financial Risk Division reports exposures on a daily basis and is responsible for communicating any excess over the limit structure approved by senior management.

Financial risk matters in policies, limits and methodologies are approved on a yearly basis by the A&L Committee and/or the Board.

d.  Counterparty Risk

As a result of customer activity, the Bank has counterparty exposure due to the likelihood that its debtors do not comply with payments embedded in financial derivative contracts under the initially agreed-upon conditions. The Bank structures credit risk levels by placing limits on the concentration of that risk in terms of individual debtors, debtor groups, industry segments and countries. Such risks are continuously monitored by the Risk Division and the limits by debtor, debtor groups, products, industry and country are reviewed at least once per year and approved by the Board of Directors and the Senior Risk Committee.

Exposure to credit risk is managed through regular analysis of the capacity of debtors and potential debtors to comply with payments in conformity with the contractual terms of loans and is mitigated by obtaining acceptable guarantees.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

The Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations.

e.  Market Risk

Measurement Tools: Market Risk

Measurement of market risk relies on universally used and accepted tools: Value at Risk, Equity Sensitivity and Financial Margin Sensitivity, among others, complemented with market risk stress tests that express hypothetical and historical market scenarios.

Value at Risk

The Bank uses Value at Risk models to quantify the market risk of its trading portfolios: Proprietary and Market Making. They are used to measure currency, interest rate and inflation risk inherent to trading activities.

Equity and Financial Margin Sensitivity

To complement regulatory standards, the Bank uses Equity and Financial Margin Sensitivity to quantify long-term and short-term interest rate risk, respectively.

Both measurements cover all assets and liabilities in the balance sheet except the trading portfolios.

Items sensitive to interest rate risk include:

▪ The contractual maturity of fixed rate products
▪ The next repricing date for variable rate products

Non-interest accruing assets and non-interest bearing liabilities are recorded as not sensitive to interest rates:

▪ Cash
▪ Other assets and liabilities
▪ Past due portfolio
▪ Provisions
▪ Capital and reserves

Market Stress Tests.

Stress tests complement traditional risk measurement tools such as the "VaR", placing emphasis on events that impact profit and loss. The stress test plan includes parallel and non-parallel movements on the yield curve, movements in the structure of inflationary compensation, volatility shocks and historical scenarios.

Each scenario quantifies the impacts on Basic Capital, Income Accounts and the Capital Adequacy Ratio (Basel I), establishing action plans to follow that are reported by the Financial Risk Division to the A&L Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Exposure

a.  Currency Risk

The Bank is exposed to movements in exchange rates in which its financial positions or cash flows are expressed or to which they are indexed. Each year, the Board of Directors establishes limits for levels of net exposure for currencies as of close each day, which are monitored on a daily basis by the Financial Risk Division.

The balance sheet by currency (excluding derivatives) as of March 28, 2013, is detailed in the following table:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

b.  Interest Rate Risk for Balance Sheet Book

The Bank is exposed to volatility in the structure of market interest rates on its structural exposures. As a result of changes in interest rates, margins can increase but they can also be reduced or even cause losses in the event of adverse movements.

The Board of Directors sets limits for mismatches in the Banking Book (which includes all positions that are not for trading) on the financial margin and the economic value of equity. Compliance with these limits must be reported on a monthly basis to the SBIF.

As of March 28, 2013, these limits were MCh$ 77,075 and MCh$ 457,461, for short and long-term risk, respectively, and exposure was MCh$ 40,602 and MCh$ 327,425, respectively.

The following table shows the Bank’s structural exposure of assets and liabilities to interest rates, considering terms for changing or renewing rates; otherwise, the maturity dates of the transactions (consolidated figures) are considered.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

Table 3: Maturity Structure, Balance Sheet Book

Assuming that financial assets and liabilities as of March 28, 2013 will be held until maturity without any action taken by the Bank to alter the exposure to interest rate risk, an immediate and sustained increase in market interest rates of 1% over the period until maturity would reduce profit for the period by approximately MCh$ 68,213.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

c.  Market Risks (Trading Book)

Market risks arise from exposure to interest rate and pricing risk in trading positions and currency risk in global positions.

 The Chilean Central Bank establishes a regulatory limit for the sum of all interest rate risk in trading positions (including derivatives) and currency risk. The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits. It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries.

The regulatory limit establishes that regulatory capital must be adequate enough to cover the sum of 8% of credit and market-risk weighted assets. As of March 28, 2013, the trading book’s exposure to interest rate risk was MCh$ 50,830, to currency risk was MCh$ 9,590 and to optionality risk was MCh$ 736.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

1.3  Quantitative and Qualitative Information Regarding Liquidity Risk

Measurement Tools: Liquidity Risk

The tools used to measure and control liquidity risk are:

▪ Cumulative mismatches with different maturities
▪ Coverage ratios:  Liquid assets / current liabilities
▪ Concentration of depositors
▪ Liquidity stress tests

Finally, the Bank continually reviews all aspects of the liquidity management process in light of potential liquidity risks to which it is exposed. Planning for liquidity contingencies is a key component of this review intended to provide a framework for establishing appropriate actions in the event of a liquidity crisis. For this purpose, the Bank has a “Liquidity Contingency Plan” that is reviewed and approved annually by the Board of Directors and the A&L Committee.

Cumulative mismatches informed as of March 28, 2013, are detailed as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

1.4  Liquidity Risk

Measurement Tools: Liquidity Risk

The tools used to measure and control liquidity risk are:

▪ Cumulative mismatches with different maturities
▪ Coverage ratios:  Liquid assets / current liabilities
▪ Concentration of depositors
▪ Liquidity stress tests

Finally, the Bank continually reviews all aspects of the liquidity management process in light of potential liquidity risks to which it is exposed. Planning for liquidity contingencies is a key component of this review intended to provide a framework for establishing appropriate actions in the event of a liquidity crisis. For this purpose, the Bank has a “Liquidity Contingency Plan” that is reviewed and approved annually by the Board of Directors and the A&L Committee.

1.5  Operational Risk

Roles and Responsibilities in Managing Operational Risk

Board of Directors

The Board of Directors must ensure that the mechanisms used to manage operational risk, as well as the definition of roles and responsibilities (established in this policy) are in accordance with guidelines outlined by the Bank's shareholders.

Operational Risk and Information Security Committee

This committee is responsible for maintaining visibility regarding and commitment to operational risk management at the highest level of authority.

Operational Risk Management Area

The mission of this area is to define, promote, implement and monitor the framework for operational risk management, which should be in line with the Bank's focus, objectives and strategic goals.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

NOTE 31 -  SUBSEQUENT EVENTS

CORPBANCA CORREDORES DE BOLSA

a.  Board of Directors

The Twentieth Ordinary General Shareholders’ Meeting was held April 25, 2013. At this meeting, shareholders elected the following individuals to the company’s Board of Directors in conformity with article 32 of the Corporations Law:

-José Francisco Sánchez Figueroa
-Alberto Selman Hasbún
-José Manuel Garrido Bouzo
-Cristian Canales Palacios
-Américo Becerra Morales

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.  Board of Directors

At the Twenty-Eighth Ordinary General Shareholders' Meeting held April 5, 2013, the Chairman proposed to shareholders that all profits for the year ended 2012, totaling MCh$ 2,181, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the Board of Directors to decide when these dividends will be paid during 2013.

b.  Liquidation of Corp Custodia Mutual Fund

As established in Exempt Resolution No. 049 from February 8, 2013, regarding the company's obligation in the process of liquidating the CORP CUSTODIA MUTUAL FUND, as well as the stages of this liquidation, CorpBanca Administradora General de Fondos S.A. informs its customers that it has taken the following steps:

•	On April 1, 2013, funds from the disposal began to be distributed among fund participants.

•
On the same date, the participants were informed of the handing over and payment of the last distribution, leaving record that if they had investments in the fund and had not made any movements, they could request a cashier's check for their investments in the CorpBanca branch of their convenience up until April 26, 2013.

As a result, the company has complied with all of the measures ordered in Exempt Resolution No. 049 for the liquidation of the fund in a timely manner.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2013 and 2012

CORPBANCA CORREDORES DE SEGUROS S.A.

In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company has renewed the following policies through Consorcio Nacional de Seguros S.A., which take effect on April 15, 2013 and expire on April 14, 2014:

Policy	Insured Item	Amount Insured (UF)
10023878	Civil liability	60,000
10023877	Guarantee	500

Between April 1, 2013, and the date of issuance of these financial statements (April 30, 2013), there have been no other subsequent events that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Fernando Massú Tare
Chief Accountant	Chief Executive Officer